SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Packaging Dynamics Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    695160101
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of Common Stock reported herein is 4,272,713, which constitutes approximately 45.2% of the shares outstanding. All ownership percentages set forth herein assume that there are 9,449,719 shares outstanding.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Packaging Investors, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  3,985,561 (1)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   3,985,561 (1)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  4,889,697 (1),(2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  51.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1 Power is exercised by its sole general partner, Group III 31, L.L.C. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, L.P. ("Packaging Investors").

2 See Item 6 herein. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors and an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS, L.L.C. ("DCBS") and CB Investors, L.L.C. ("CB"). The Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors, and DCBS of a member of the board of directors of Packaging Dynamics Corporation (the "Company") and the election of each such designated member by all shares of the Company's Common Stock held by DCBS, CB and Packaging Investors. By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. The Reporting Persons disclaim such beneficial ownership and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Group III 31, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  3,985,561 (1),(2)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   3,985,561 (1),
                                                                            (2)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  4,889,697 (1),(3)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  51.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
------------------------
1    Solely in its capacity as sole general partner of Packaging Investors.

2    Power is exercised through its president and sole member, J. Taylor
     Crandall.

3 See Item 6 herein. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors and an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB. The Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Company's common stock held by DCBS, CB and Packaging Investors. By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. The Reporting Persons disclaim such beneficial ownership and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  J. Taylor Crandall

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  4,023,793 (1)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   4,023,793 (1)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  4,927,929 (2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  52.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
------------------------
1 Solely in his capacity as sole member of Group VI 31, L.L.C., the sole member of Capital GenPar, L.L.C., the sole general partner of Capital Partnership, L.P., with respect to 36,144 shares of the Common Stock and solely in its capacity as sole member of Group III 31, L.L.C., the sole general partner of Packaging Investors, with respect to 3,985,561 shares of the Common Stock.

2 Solely in his capacity as (1) sole member of Group VI 31, L.L.C., the sole member of Capital GenPar, L.L.C., the sole general partner of Capital Partnership with respect to 36,144 shares of the Common Stock and (2) sole member of Group III 31, L.L.C., the sole general partner of Packaging Investors with respect to 4,889,697 shares of the Common Stock (including 3,985,561 shares of Common Stock beneficially owned by Packaging Investors and an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB). By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of
     Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. The Reporting Persons disclaim such beneficial ownership and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Group Holdings, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  138 (1)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   138 (1)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  138

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  less than 0.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1    Power is exercised through its sole stockholder, Keystone, Inc.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Capital Partnership, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  36,144 (1)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   36,144 (1)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  36,144

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------
------------------------
1    Power is exercised by its sole general partner, Group VI 31, L.L.C.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Capital GenPar, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  36,144 (1),(2)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   36,144 (1),(2)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  36,144

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
------------------------
1    Solely in its capacity as sole general partner of Capital Partnership, L.P.

2    Power is exercised by its sole member, Group VI 31, L.L.C.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Group VI 31, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  36,144 (1),(2)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   36,144 (1),(2)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  36,144

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------
------------------------
1    Solely in its capacity as sole general partner of Capital Partnership, L.P.

2    Power is exercised through its president and sole member, J. Taylor
     Crandall.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Keystone, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Texas

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  196,959 (1)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   196,959 (1)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  196,959 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
------------------------
1 Power is exercised through its president and sole director, Robert M. Bass. Solely in its capacity as sole stockholder of Group Holdings, Inc. with respect to 138 shares of the Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  Robert M. Bass

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  248,920 (1)
         NUMBER OF
           SHARES
        BENEFICIALLY
           OWNED
             BY
            EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER:   -0-

                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER:   248,920 (1)

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  248,920 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
------------------------
1 Solely in his capacity as president and sole director of Keystone, Inc. with respect to 196,821 shares of Common Stock and solely in his capacity as president and sole director of Keystone, the sole stockholder of Group Holdings, Inc., with respect to 138 shares of Common Stock.

1.       SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Packaging Dynamics Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3900 West 43rd Street, Chicago, Illinois 60632.

2.       IDENTITY AND BACKGROUND.

(a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), and the agreement to the joint filing of this statement, attached hereto as
Exhibit 4, the undersigned hereby jointly file this Schedule 13D Statement on behalf of Packaging Investors, L.P., a Delaware limited liability partnership ("Packaging Investors"), Group III 31, L.L.C., a Delaware limited liability company ("Group III"), J. Taylor Crandall, an individual ("Crandall"), Group Holdings, Inc., a Delaware corporation ("Group Holdings"), Capital Partnership, L.P., a Delaware limited partnership ("Capital Partnership"), Capital GenPar, L.L.C., a Delaware limited liability company ("Capital GenPar"), Group VI 31, L.L.C., a Delaware limited liability company ("Group VI"), Keystone, Inc., a Texas corporation ("Keystone") and Robert M. Bass, an individual ("Bass"). Packaging Investors, Group III, Crandall, Group Holdings, Capital Partnership, Capital GenPar, Group VI, Keystone and Bass are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         The Stockholders Agreement among the Company, DCBS, CB and Packaging Investors provides for, under certain conditions, the designation by each of Packaging Investors, and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Company's Common Stock held by DCBS, CB and Packaging Investors. By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. The Reporting Persons disclaim such beneficial ownership, are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity and understand that DCBS and CB are filing a separate Schedule 13D.

(b) and (c)

         Packaging Investors is a Delaware limited partnership, the principal business of which is to own an equity interest in the Company. The principal business address of Packaging Investors is c/o Group III 31, L.L.C., 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Group III is the sole general partner of Packaging Investors

         Group III is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group III. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group III is as follows:

                  RESIDENCE OR                       PRINCIPAL OCCUPATION
NAME              BUSINESS ADDRESS                   OR EMPLOYMENT
----              ----------------                   --------------

Crandall          201 Main Street, Suite 3100        Vice President
                  Fort Worth, Texas 76102            and Chief Operating
                                                     Officer of Keystone

W.R. Cotham       201 Main Street, Suite 2600        Vice President/
                   Fort Worth, Texas 76102           Controller of Bass
                                                     Enterprises
                                                     Production Co.
                                                     ("BEPCO")

Gary W. Reese     201 Main Street, Suite 2600        Treasurer of
                  Fort Worth, Texas 76102            BEPCO

         BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling, and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

         The principal occupation of Crandall is Vice President and Chief Operating Officer of Keystone, Inc. The principal business address of Crandall is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

Group Holdings, Inc. is a Delaware corporation, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group Holdings, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Keystone is the sole stockholder of Group Holdings. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Holdings is as follows:


                           RESIDENCE OR                    PRINCIPAL OCCUPATION
NAME                       BUSINESS ADDRESS                OR EMPLOYMENT
----                       ----------------                --------------

Robert M. Bass             201 Main Street, Suite 3100     President of
                           Fort Worth, Texas 76102         Keystone.

Crandall                   See above.                      See above.

W.R. Cotham                See above.                      See above.

         Capital Partnership, L.P. is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital Partnership, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Capital GenPar is the sole general partner of Capital Partnership.

         Capital GenPar, L.L.C. is a Delaware limited liability company, the principal business of which is serving as the general partner of Capital Partnership. The principal business address of Capital GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Group VI is the sole member of Capital GenPar. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Capital GenPar is as follows:

                           RESIDENCE OR                    PRINCIPAL OCCUPATION
NAME                       BUSINESS ADDRESS                OR EMPLOYMENT
----                       ----------------                --------------

Crandall                   See above.                      See above.

W.R. Cotham                See above.                      See above.

Gary W. Reese              See above.                      See above.

         Group VI is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group VI, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group VI. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group VI is as follows:

                           RESIDENCE OR                    PRINCIPAL OCCUPATION
NAME                       BUSINESS ADDRESS                OR EMPLOYMENT
----                       ----------------                --------------

Crandall                   See above.                      See above.

W.R. Cotham                See above.                      See above.

Gary W. Reese              See above.                      See above.

         Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co.), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone is as follows:

                           RESIDENCE OR                    PRINCIPAL OCCUPATION
NAME                       BUSINESS ADDRESS                OR EMPLOYMENT
----                       ----------------                --------------

Robert M. Bass             See above.                      See above.

Crandall                   See above.                      See above.

James N. Alexander         201 Main Street, Suite 3100     Vice President-
                           Fort Worth, Texas 76102         Finance of Keystone

Stratton Heath             201 Main Street, Suite 3100     Treasurer of
                           Fort Worth, Texas 76102         Keystone

         The principal occupation of Bass is president of Keystone. His principal business address, which also serves as his principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms of a letter agreement, dated March 18, 2002 , among Ivex Packaging Corporation, a Delaware corporation ("Ivex"), DCBS, CB and Packaging Investors (the "Letter Agreement," attached hereto as Exhibit 2), on July 1, 2002, DCBS, CB, Packaging Investors and a wholly-owned subsidiary of Ivex contributed to the Company (the "Contribution") all of the ownership interests in Packaging Holdings, L.L.C. in exchange for 100% of the Company's issued and outstanding Common Stock as follows:

                           ENTITY                          NUMBER OF SHARES
                           ------                          ----------------
         Packaging Investors.........................          3,985,561
         DCBS........................................            736,144
         CB..........................................            167,992
         Ivex........................................          4,548,050

         No monetary consideration was paid by the Reporting Persons to acquire the shares of Common Stock in connection with the Contribution.

         Crandall, Group Holdings, Capital Partnership, Keystone and Bass acquired shares of the Common Stock on July 1, 2002 in connection with the distribution by Ivex of its 4,548,050 shares of Common Stock to its stockholders and certain of its option holders; thus, no monetary consideration was paid by Crandall, Group Holdings, Capital Partnership, Keystone or Bass in acquiring these shares.

4.       PURPOSE OF TRANSACTION.

         The Reporting Persons acquired and continue to hold the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Common Stock in private transactions.

         In addition, in connection with the Contribution, DCBS, CB, Packaging Investors and the Company entered into the Stockholders Agreement and Registration Rights Agreement (each as described in Item 6 below), which contain provisions regarding, among other things, the acquisition, registration, disposition and voting of shares of Common Stock as well as certain provisions regarding the composition of the Company's board of directors (the "Board").

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.

5.       INTEREST IN SECURITIES OF THE ISSUER.

(a)

PACKAGING INVESTORS

The aggregate number of shares of Common Stock that Packaging Investors may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,889,697 (including 3,985,561 shares of Common Stock beneficially owned by Packaging Investors and an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB), which constitute approximately 51.7% of the outstanding shares of Common Stock.

By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. Packaging Investors disclaims such beneficial ownership.

GROUP III

Because of its position as the sole general partner of Packaging Investors, Group III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,889,697 shares of Common Stock (including 3,985,561 shares of Common Stock beneficially owned by Packaging Investors and an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB), which constitute approximately 51.7% of the outstanding shares of Common Stock.

By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. Group III disclaims such beneficial ownership.

CRANDALL

Because of his position as (1) sole member of Group III, the sole general partner of Packaging Investors with respect to 4,889,697 shares of Common Stock (including 3,985,561 shares of Common Stock beneficially owned by Packaging Investors and an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB) and (2) sole member of Group VI, the sole member of Capital GenPar, the sole general partner of Capital Partnership with respect to 36,144 shares of Common Stock and because of his individual ownership of 2,088 shares of Common Stock, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,927,929 shares of Common Stock, which constitute approximately 52.1% of the outstanding shares of Common Stock.

By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of
Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the common stock beneficially owned by DCBS and CB. Crandall disclaims such beneficial ownership.

GROUP HOLDINGS

The aggregate number of shares of Common Stock that Group Holdings owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 138, which constitute less than 0.1% of the outstanding shares of Common Stock.

CAPITAL PARTNERSHIP

The aggregate number of shares of Common Stock that Capital Partnership owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 36,144, which constitute approximately 0.4% of the outstanding shares of Common Stock.

CAPITAL GENPAR

Because of its position as the sole general partner of Capital Partnership, Capital GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,144 shares of Common Stock, which constitute approximately 0.4% of the outstanding shares of Common Stock.

GROUP VI

Because of its position as the sole member of Capital Par, the sole general partner of Capital Partnership, Group VI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,144 shares of Common Stock, which constitute approximately 0.4% of the outstanding shares of Common Stock.

KEYSTONE

The aggregate number of shares of Common Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act is 196,959 (including 138 shares of Common Stock because of its position as sole stockholder of Group Holdings), which constitutes approximately 2.1% of the outstanding shares of Common Stock.

BASS

Because of its position as (1) president and sole director of Keystone and (2) sole director of Keystone, the sole stockholder of Group Holdings, and because of his individual ownership of 51,961 shares of Common Stock, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 248,920 shares of Common Stock, which constitute approximately 2.6% of the outstanding shares of Common Stock.

(b)

PACKAGING INVESTORS

Packaging Investors has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,985,561 shares of Common Stock.

GROUP III

As the sole general partner of Packaging Investors, Group III has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,985,561 shares of Common Stock.

CRANDALL

Because of his position as sole member of Group III, the sole general partner of Packaging Investors Crandall with respect to 3,985,561 shares of Common Stock and sole member of Group VI, the sole general member of Capital GenPar, the sole general partner of Capital Partnership with respect to 36,144 shares of Common Stock and because of his individual ownership of 2,088 shares of Common Stock, Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,023,793 shares of Common Stock.

GROUP HOLDINGS

Group Holdings has sole power to vote or to direct the vote and to dispose or to direct the disposition of 138 shares of Common Stock.

CAPITAL PARTNERSHIP

Capital Partnership has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

CAPITAL GENPAR

Because of its position as sole general partner of Capital Partnership, Capital GenPar has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

GROUP VI

Because of its position as sole member of Capital GenPar, the sole general partner of Capital Partnership, Group VI has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

KEYSTONE

Acting through Bass, its president and sole director, Keystone has sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,959 shares of Common Stock (including 138 shares in its capacity as sole stockholder of Group Holdings).

BASS

As sole director and president of Keystone, Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,959 shares of Common Stock (including 138 shares in Keystone's capacity as sole stockholder of Group Holdings).

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

         STOCKHOLDERS AGREEMENT. In connection with the Contribution, the Company, DCBS, CB and Packaging Investors entered into a Stockholders Agreement, dated as of July 1, 2002 (the "Stockholders Agreement"). The Stockholders Agreement provides for Packaging Investors and DCBS each to designate a member of the Board on the following terms:

o Until the date on which Packaging Investors ceases to own at least 20.0% of the outstanding shares of the Common Stock, the Company will, at each annual meeting of the Company's stockholders, nominate or cause to be nominated one individual designated by Packaging Investors for election to the Board, and Packaging Investors, DCBS and CB will vote any shares then owned by any of them to elect the Packaging Investors designee.

o Until the date on which DCBS Investors and CB Investors cease to own at least 5.0% of the outstanding shares of the Common Stock, the Company will, at each annual meeting of the Company's stockholders, nominate or cause to be nominated one individual designated by DCBS for election to the Board, and Packaging Investors, DCBS and CB will vote any shares then owned by any of them to elect the DCBS designee.

         Packaging Investors, DCBS and CB are also required to vote their shares at a special meeting and take other action in cooperation with any attempt by either Packaging Investors or DCBS to remove its own designee from the Board.

         Until the date when Packaging Investors ceases to own 33.0% of the outstanding Common Stock, the Company is prohibited by the Stockholders Agreement from engaging in, or entering into an agreement to engage in, any of the following without the consent of Packaging Investors:

o any creation, incurrence, guarantee, refinancing or assumption of indebtedness by the Company or any subsidiary in excess of $15 million;

o any acquisition of any business, assets (other than the procurement of assets in the ordinary course of business), securities of, or investment in, or loan or advance to, any person (other than any loans, advances or contributions to any wholly-owned subsidiaries), by the Company or any subsidiary, in any transaction or series of related transactions, in an aggregate amount exceeding $10 million;

o any transfer of assets in excess of $10 million by the Company or any subsidiary (other than in the ordinary course of business and transfers to a wholly-owned subsidiary);

o the issuance by the Company or any subsidiary of any equity securities, except pursuant to the Packaging Dynamics Corporation 2002 Long Term Incentive Stock Plan;

o any merger, consolidation, amalgamation, recapitalization or other form of business combination, or any liquidation, winding up or dissolution of the Company or any material subsidiary (other than a merger of any wholly-owned subsidiaries with and into each other or the Company);

o the Company or any subsidiary engaging in any business other than any of the businesses conducted by the Company or a subsidiary on the date of the Stockholders Agreement;

o any material amendment to the certificate of incorporation or bylaws of the Company or any similar constituent documents of any subsidiary;

o any dividend or distribution with respect to, or any redemption or repurchase of, any equity securities of the Company;

o except as provided in any applicable annual budget, any expenditures, commitments, obligations or agreements by the Company or any subsidiary in excess of $5 million;

o any material transaction or series of related transactions between the Company or any subsidiary, on the one hand, and any party to the Stockholders Agreement or any affiliate of such party, on the other hand; and

o the adoption of any annual budget of the Company prepared for the Company and its subsidiaries for a succeeding fiscal year which is materially inconsistent with the annual budget then in effect, or any material amendment to an annual budget in any fiscal year

         The Stockholders Agreement also provides for transfer restrictions on the Common Stock held by Packaging Investors, DCBS and CB, including the following:

o NOTICE AND COMPLIANCE WITH SECURITIES LAWS. Prior to making any voluntary disposition of any of their shares of the Common Stock (other than a disposition to the Company, to any party to the Stockholders Agreement or under an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act")), Packaging Investors, DCBS and CB will notify the Company and refrain from the proposed disposition until notified by the Company that either (1) registration under federal and state securities laws is not required or
         (2) registration under or compliance with the applicable federal or state securities laws has been effected.

o RIGHT OF FIRST REFUSAL. If DCBS or CB wishes to dispose of any shares of the Common Stock for cash (other than to the Company, to any party to the Stockholders Agreement, to a related party, to its members, partners or stockholders, pursuant to Rule 144 under the Securities Act or under an effective registration statement under the Securities Act), then the Company and Packaging Investors have the right to purchase such shares at the price offered by the third party.

o DRAG-ALONG RIGHT. In the event that Packaging Investors wishes to sell all of its shares of the Common Stock to a third-party purchaser for cash and DCBS and CB have not completely distributed their shares of Common Stock to their respective members, Packaging Investors has the right to require DCBS and CB to sell all shares of their Common Stock to such third-party purchaser for the same per share consideration as would be received by Packaging Investors.

o TAG-ALONG RIGHT. In the event of a proposed sale to a third party by Packaging Investors or its affiliates of shares of Common Stock representing more than 33.0% of the shares of the Common Stock owned by Packaging Investors as of the date of the Stockholders Agreement, DCBS and CB have the right to require, as a condition to the proposed sale, that the third-party purchaser simultaneously purchase a proportionate number of shares of Common Stock from each of DCBS and CB at the same price per share as that to be received from the third party by Packaging Investors.

         REGISTRATION RIGHTS AGREEMENT. Additionally, in connection with the Contribution, the Company, DCBS, CB and Packaging Investors entered into a Registration Rights Agreement, dated as of July 1, 2002 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, DCBS, CB and Packaging Investors will have the right to require the Company to register their shares of Common Stock for sale in the public markets. They will also have piggyback registration rights to include their shares in any registration statement the Company files on its own behalf (other than for employee benefit plans and business acquisitions or corporate restructuring) or on behalf of other stockholders. In addition, these stockholders will have the right to request the Company to register their shares of Common Stock on a short-form registration statement on up to three occasions.

         References to, and descriptions of, the Stockholders Agreement and the Registration Rights Agreement in this Item 6 are qualified in their entirety by reference to the copies of the Stockholders Agreement and the Registration Rights Agreement which are included as Exhibit 3 and Exhibit 4, respectively, to this statement and which are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock owned by the Item 2 Persons.

7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1-- Stockholders Agreement, dated as of July 1, 2002, by and among Packaging Investors, L.P., DCBS Investors, L.L.C. and CB Investors, L.L.C., filed herewith.

Exhibit 2-- Registration Rights Agreement, dated as of July 1, 2002, Packaging Investors, L.P., DCBS Investors, L.L.C., CB Investors, L.L.C. and Packaging Dynamics Corporation, filed herewith.

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons, filed herewith.

Exhibit 4 -- Letter Agreement, dated March 18, 2002, among Ivex Packaging Corporation, DCBS Investors, L.L.C., CB Investors, L.L.C. and Packaging Investors, L.P., filed herewith.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  July 10, 2002

                                   PACKAGING INVESTORS, L.P.

                                   By:  GROUP III 31, L.L.C.,
                                        general partner


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   GROUP III 31, L.L.C.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   KEVIN G. LEVY
                                   As Attorney-in-Fact for
                                   J. TAYLOR CRANDALL (1)


                                   GROUP HOLDINGS, INC.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   CAPITAL PARTNERSHIP, L.P.

                                   By:  CAPITAL GENPAR, L.L.C,
                                        general partner

                                   By:  GROUP VI 31, L.L.C.,
                                        sole member

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   CAPITAL GENPAR, L.L.C,

                                   By:  GROUP VI 31, L.L.C.,
                                        sole member


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President

------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

                                   GROUP VI 31, L.L.C.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   KEYSTONE, INC.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   KEVIN G. LEVY
                                   As Attorney-in-Fact for:
                                   ROBERT M. BASS (1)


------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

                                   DESCRIPTION

Exhibit 1-- Stockholders Agreement, dated as of July 1, 2002, by and among Packaging Investors, L.P., DCBS Investors, L.L.C. and CB Investors, L.L.C., filed herewith

Exhibit 2-- Registration Rights Agreement, dated as of July 1, 2002, Packaging Investors, L.P., DCBS Investors, L.L.C., CB Investors, L.L.C. and Packaging Dynamics Corporation, filed herewith.

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons, filed herewith.

Exhibit 4 -- Letter Agreement, dated March 18, 2002, among Ivex Packaging Corporation, DCBS Investors, L.L.C., CB Investors, L.L.C. and Packaging Investors, L.P., filed herewith.